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                                                                 EXHIBIT (e)(10)

[Victorinox Letterhead]

Schmiedgasse 57
CH-6438 Ibach-Schwyz, Switzerland
Tel. +41 (0)41 81 81 211
Fax +41 (0)41 81 81 511
Tel. direct: (0)41 81 81 275


                                    Mr. Peter W. Gilson
                                    Chairman
                                    Swiss Army Brands Inc.
                                    One Research Drive
                                    Shelton, CT  06484
                                    USA


                                    6438 Ibach, 15 September 2000



Dear Peter,

This letter is a license from Victorinox AG ("Victorinox") to Swiss Army Brands Inc. and/or its sublicensees, as the case may be, to use the trademark "Victorinox" and or the Elsener family crest (collectively "the Trademarks") on all types of men's, women's and children's apparel, hats, footwear, belts and accessories (collectively, "Apparel") under the terms and conditions set forth below.

                                   I. LICENSE

1.    Territory

      a) The United States, Canada, the Caribbean and Bermuda (the "North American Territories"), and

      b) The remainder of the World (the "Additional Territories" and, together with the North American Territories, the "Territories")

2.    Term

      As long as SABI, or its successors and assigns, are not in default under the terms of this letter.

3.    Licensing Year

      The "Licensing Year" shall be the calendar year, except that the 2000 calendar year shall commence with the first commercial sale by SABI or its licensees of Apparel under either or both of the Trademarks.
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4.    License Fees

      The following fees assume the receipt by SABI from a licensee or licensees of a license fee of 10% of "Net Sales". If a license fee received by SABI is less than 10%, the fee payable to Victorinox will be proportionately reduced:

      a) License fees payable by SABI to Victorinox on all Net Sales in or intended for resale in the North American Territories 3% (the "North American Royalty").

      b) License fees payable by SABI to Victorinox on all other Net Sales 7% (the "Additional Territories Royalty").

      We find it important to stress once again what we have already clearly mentioned on your visit, namely that in view of the expenses involved during the current build-up phase we consider the partition of the royalty percentages as justified. When the situation changes we must however reserve the right to renegotiate the percentage-ratios.

5.    Net Sales

      Net Sales shall have the same meaning in this letter as "Net Sales" (or similar name defining the base for license fees) in the sublicense agreement from which the relevant revenue is derived provided that if revenue is derived directly from sales by SABI or from a source other than sublicensing "Net Sales" shall mean selling price to unrelated third parties less freight, insurance, sales, tax or VAT, discounts and allowances.

6.    Exclusivity

      Victorinox will not, without SABI's written consent, itself use, or permit any other person or entity to use either of the Trademarks on or in connection with the sale, advertising or offering for sale of Apparel in the Territory, and will fully cooperate in preventing the shipment into the North American Territory of Apparel using either of the Trademarks for which a North American Royalty has not been paid. Similarly, SABI will cooperate in preventing shipment outside of the North American Territories of Apparel for which an Additional Territories Royalty has not been paid.

7.    Quality Control

      SABI will furnish Victorinox with a sample of every item of Apparel. The quality of Apparel sold hereunder shall, at all times, be equal or superior to such samples. At Victorinox reasonable request, SABI will furnish to Victorinox, from time to time, production samples to enable Victorinox to determine that the above quality control standards are being met.

8.    Assurance

      Victorinox, recognizing that SABI will be assuring its licensee or licensees of their continuing right to use the Trademarks, similarly assures SABI of that continuing right.



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                                   II. General

1. This letter contains the sole agreement between SABI and any of its affiliates on the one hand and Victorinox and any of its affiliates on the other, relating to the subject matter hereof. Any alteration or amendment to this letter must be in writing and duly executed by the party against who such alteration or amendment is sought to be enforced.

2. This letter agreement shall in all respects be governed by and interpreted under the laws under the State of Connecticut, USA.

If this letter meets with your understanding of our mutual agreement would you please so indicate by signing the enclosed copy and returning it to us.

                                    Very truly yours,
                                    VICTORINOX AG

                                    By: /s/ Charles Elsener
                                            Charles Elsener


ACCEPTED AND AGREED:

Swiss Army Brands Inc.

By: /s/ Peter W. Gilson
        Peter W. Gilson

      The agreements contained in this letter shall bind and inure to the benefit of Victorinox and SABI: (a) in the case of Victorinox, any entity to which Victorinox transfers both of the Trademarks, and (b) in the case of SABI, any entity which shall succeed to its Apparel business.




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